UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

———————

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 1, 2011



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway
Decatur, Illinois   **62526**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On November 1, 2011, Archer-Daniels-Midland Company (ADM) issued a press release announcing first quarter results. A copy of such press release is attached hereto as Exhibit 99.1 to this Form 8-K.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ADM is making reference to non-GAAP financial measures in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release.

Item 9.01   **Financial Statements and Exhibits**.

(d) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated November 1, 2011 announcing first quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: November 1, 2011   By   /s/ David J. Smith

David J. Smith

Executive Vice President, Secretary and

General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated November 1, 2011



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Ill. 62526

ADM Reports First Quarter 2012 Earnings of $460 Million or $0.68 per Share
Adjusted EPS of $0.58 per share, down 13 percent from year-ago quarter
Segment operating profit declined 9 percent in challenging markets
Returned $347 million to shareholders through dividends and repurchases

DECATUR, Ill., Nov. 1, 2011 – Archer Daniels Midland Company (NYSE: ADM) today reported financial results for the quarter ended September 30, 2011. The company reported net earnings for the quarter of $460 million, or $0.68 per share, up 33 percent and 26 percent respectively from the same period one year earlier. Adjusted earnings per share[1]—which excludes the impact of LIFO and other adjustments—of $0.58 was 13 percent lower than the prior year quarter. Segment operating profit[1] was $699 million, down 9 percent from the prior year quarter.

"The first quarter presented a difficult and challenging market environment," said ADM Chairman and CEO Patricia Woertz. "Margin conditions in our global oilseeds segment were generally weak, and net corn costs were high. We offset some of these pressures with good management of our commodity positions and by capturing opportunities through our broad and diverse portfolio."

"During the quarter, we acquired oilseeds facilities in Poland and India, and expanded our agricultural services operations to support exports. And we returned capital to shareholders through dividends and share buybacks of $347 million," added Woertz. "Looking ahead, we see the margin environment modestly improving, and we are optimistic about the long term."

First Quarter 2012 Highlights

- Adjusted EPS of $0.58 excludes a LIFO gain of $0.11 and debt exchange costs of $0.01.
- Oilseeds Processing profit declined $87 million amid a challenging global oilseed crushing environment; however, ADM's diverse oilseed portfolio helped offset some of this weakness.
- Corn Processing profit decreased $162 million as net corn costs more than doubled from the prior year; net corn costs for the quarter were negatively impacted by economic hedging benefits recognized in prior quarters.
- Agricultural Services profit increased $112 million on strong global merchandising results, including a strong recovery of exports from the Black Sea region.
- Other businesses improved by $71 million on the strength of improved cocoa press margins and smaller losses in the captive insurance subsidiary.
- ADM returned $347 million to shareholders in the quarter, including buying back 8.6 million shares for $240 million.

---

[1] Non-GAAP financial measures, see pages 5 and 10 for explanations and reconciliations

Adjusted EPS of 58 Cents, down 9 Cents

Adjusted EPS declined primarily as segment operating profit was lower by $66 million ($46 million, after tax, or $0.07 per share). Additionally, a higher outstanding share balance resulted in a dilutive impact of $0.04 per share. Corporate costs this quarter were similar to last year's quarter, after excluding the impacts of LIFO, losses on interest rate swaps, and debt exchange costs.

The company's effective income tax rate for the quarter was 30 percent, based on the forecast geographic mix of earnings for fiscal year 2012.

Diversity of Oilseeds Portfolio Mitigates Challenging Margin Environment

Oilseeds operating profit in the first quarter was $221 million, down $87 million from the same period one year earlier.

Crushing and origination operating profit fell $61 million to $115 million. A weak margin environment for global soybean crushing and European rapeseed crushing depressed earnings. That impact was mitigated by stronger results from ADM's North American softseed businesses and South American origination.

Refining, packaging, biodiesel and other generated a profit of $49 million for the quarter, down $27 million, as good North American biodiesel demand and strong volumes and margins of protein specialty products offset lower results from South America and Europe.

Oilseeds results in Asia for the quarter were in line with last year, principally reflecting ADM's share of the results from equity investee Wilmar International Limited.

Additional highlights from the quarter include:
- Purchasing a majority share of Elstar Oils S.A., a leading Polish manufacturer of refined vegetable oils, fats and biodiesel.
- Expanding operations in the growing Indian oilseeds market through the acquisition of two soybean processing facilities.
- Announcing plans to grow grain and rapeseed storage capacity through the construction of four new silos at Magdeburg, Germany.
- Shuttering a soybean processing facility at Galesburg, Ill., consolidating production to more efficient operations.

Corn Processing Portfolio Demand Remains Solid; Earnings Impacted by Higher Net Corn Costs

Corn processing operating profit was $179 million, down $162 million from the same period one year earlier. Processed volumes were up 5 percent, though overall net corn costs more than doubled from the first quarter of last year.

Sweeteners and starches operating profit decreased $118 million to $28 million, as higher net corn costs more than offset higher average selling prices and sales volumes. Export demand for sweeteners remained strong. Net corn costs for sweeteners and starches were negatively impacted by corn futures economic hedging benefits recognized in prior quarters.

Bioproducts profit in the quarter decreased $44 million to $151 million. Lysine and spot ethanol margins in the quarter were good. Offsetting the margin benefit, ADM ownership gains were lower than the prior year.

Agricultural Services Benefitted by Capturing Global Merchandising Opportunities

Agricultural Services operating profit was $244 million, up $112 million from the same period one year earlier.

Merchandising and handling earnings increased primarily due to stronger global merchandising results, including a strong recovery of exports from the Black Sea region.

Earnings from transportation operations were steady despite lower U.S. grain export volumes.

Additional highlights from the quarter include:
- Growing origination-through-export network with a group of acquisitions and construction projects along the Danube River in Romania.
- Supporting U.S. export capabilities with plans to build shuttle-train loading elevators in St. Joseph Township, Minn., and, through a joint venture, in Park River, N.D.
- Expanding origination footprint into Wisconsin by acquiring nine grain elevators.

Other Businesses Improve on Stronger Cocoa Press Margins, While Timing Adjustments Impacted Results

In the first quarter, profit from ADM's Other business units was $55 million, up $71 million from the same period one year earlier.

In other processing, which includes wheat milling, cocoa and ADM's equity share of Gruma, S.A.B. de C.V., profits rose $33 million to $59 million, on stronger cocoa press margins. Wheat milling results remained strong. Results in the segment were negatively impacted by $58 million in mark-to-market net timing adjustments in cocoa. Last year's results were impacted by a similar amount of net timing adjustments.

Other financial increased $38 million mainly due to improved results of ADM's captive insurance subsidiary. This quarter, ADM completed the sale of a majority stake of Hickory Point Bank, FSB.

Current Landscape Assessment

The U.S. harvest is nearing completion, with a smaller crop than last year. Global supply is adequate for soybeans and wheat, but tighter in corn. Global demand for crops and agricultural products continues to be solid. Global protein meal demand continues to grow, driven by emerging economies. U.S. corn sweetener capacity remains tight, driven by strong export demand. With positive blending economics, U.S. ethanol consumption remains at maximum blendable levels.

Ethanol spot margins should continue to be good in the near term. The company is contracting with corn sweetener customers and is optimistic for 2012 calendar year pricing and margins. There has been modest margin improvement in soybean and rapeseed crush, and ADM will continue to leverage the diversity and strength of its oilseed business portfolio. More of the world's demand for agricultural commodities will be met with non-U.S. supply, and ADM will leverage its global asset base to help meet this demand.

Conference Call Information

ADM will host a conference call and audio webcast at 8 a.m. Central Time on Tuesday, November 1, 2011, to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call. To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial 888-522-5398 in the U.S. or 706-902-2121 if calling from outside the U.S.; the access code is 16376846. Replay of the call will be available from 11:30 a.m. Central Time on November 1 to November 7, 2011. To listen to the replay by telephone, dial 855-859-2056 or 404-537-3406; the access code is 16376846. To listen to the replay online, visit www.adm.com/webcast.

About ADM

For more than a century, the people of Archer Daniels Midland Company (NYSE: ADM) have transformed crops into products that serve vital needs. Today, 30,000 ADM employees around the globe convert oilseeds, corn, wheat and cocoa into products for food, animal feed, chemical and energy uses. With more than 265 processing plants, 400 crop procurement facilities, and the world's premier crop transportation network, ADM helps connect the harvest to the home in more than 160 countries. For more information about ADM and its products, visit www.adm.com.

Archer Daniels Midland Company

Media Relations Contact
David Weintraub
217-424-5413

Investor Relations Contact
Dwight Grimestad
217-424-4586

Financial Tables Follow

Segment Operating Profit and Corporate Results
A non-GAAP financial measure (unaudited)

	Quarter ended September 30		
	2011	2010	Change
	(in millions)		
Oilseeds Processing Operating Profit			
Crushing and origination	$ 115	$ 176	$ (61)
Refining, packaging, biodiesel and other	49	76	(27)
Asia	57	56	1
Total Oilseeds Processing	$ 221	$ 308	$ (87)
Corn Processing Operating Profit			
Sweeteners and starches	$ 28	$ 146	$ (118)
Bioproducts	151	195	(44)
Total Corn Processing	$ 179	$ 341	$ (162)
Agricultural Services Operating Profit			
Merchandising and handling	$ 219	$ 103	$ 116
Transportation	25	29	(4)
Total Agricultural Services	$ 244	$ 132	$ 112
Other Operating Profit			
Processing	$ 59	$ 26	$ 33
Financial	(4)	(42)	38
Total Other	$ 55	$ (16)	$ 71
Segment Operating Profit	$ 699	$ 765	$ (66)
Corporate			
LIFO credit (charge)	$ 126	$ (123)	$ 249
Interest expense - net	(76)	(89)	13
Corporate costs	(84)	(73)	(11)
Debt buyback or exchange	(4)		(4)
Gains/(Losses) on interest rate swaps		(31)	31
Other	(1)	13	(14)
Total Corporate	$ (39)	$ (303)	$ 264
Earnings Before Income Taxes	$ 660	$ 462	$ 198

Total segment operating profit is ADM's consolidated income from operations before income tax that includes interest expense of each segment relating to financing operating working capital. Management believes that segment operating profit is a useful measure of ADM's performance because it provides investors information about ADM's business unit performance excluding certain corporate overhead and impacts of its capital structure. Total segment operating profit is a non-GAAP financial measure and is not intended to replace earnings before income tax, the most directly comparable GAAP financial measure. Total segment operating profit is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to income before income taxes or any other measure of consolidated operating results under U.S. GAAP.

Consolidated Statements of Earnings
(unaudited)

	Quarter ended September 30			
	2011		2010	
	(in millions)			
Net sales and other operating income	$	21,902	$	16,799
Cost of products sold		20,868		15,991
Gross profit		1,034		808
Selling, general and administrative expenses		(407)		(381)
Equity in earnings of unconsolidated affiliates		124		125
Investment income		40		24
Interest expense		(113)		(117)
Other income (expense) – net		(18)		3
Earnings before income taxes		660		462
Income taxes		(199)		(120)
Net earnings including noncontrolling interests		461		342
Less: Net earnings (losses) attributable to noncontrolling interests		1		(3)
Net earnings attributable to ADM	$	460	$	345
Diluted earnings per common share	$	0.68	$	0.54
Average number of shares outstanding		674		641
Other income (expense) - net consists of:				
Net gain on marketable securities transactions	$	5	$	2
Debt buyback or exchange		(12)		-
Losses on interest rate swaps		-		(31)
Other – net		(11)		32
	$	(18)	$	3

Summary of Financial Condition

(unaudited)

		September 30 2011		September 30 2010
		(in millions)		
NET INVESTMENT IN				
Working capital	$	15,619	$	11,920
Property, plant, and equipment		9,655		8,908
Investments in and advances to affiliates		3,202		2,961
Long-term marketable securities		306		816
Other non-current assets		1,006		1,265
	$	29,788	$	25,870
FINANCED BY				
Short-term debt	$	1,170	$	1,721
Long-term debt, including current maturities		8,327		7,182
Deferred liabilities		1,882		1,580
Shareholders' equity		18,409		15,387
	$	29,788	$	25,870

Summary of Cash Flows
(unaudited)

		Quarter Ended September 30		
		2011		2010
		(in millions)		
Operating Activities				
Net earnings	$	461	$	342
Depreciation and amortization		207		252
Other – net		114		(84)
Changes in operating assets and liabilities		1,305		(1,381)
Total Operating Activities		2,087		(871)
Investing Activities				
Purchases of property, plant and equipment		(443)		(335)
Net assets of businesses acquired		(12)		(2)
Marketable securities – net		300		(214)
Cash held in a deconsolidated entity		(130)		-
Other investing activities		36		49
Total Investing Activities		(249)		(502)
Financing Activities				
Long-term debt borrowings		2		22
Long-term debt payments		(85)		(34)
Net borrowings (payments) under lines of credit		(663)		1,324
Purchases of treasury stock		(240)		(31)
Cash dividends		(107)		(96)
Other		(40)		4
Total Financing Activities		(1,133)		1,189
Increase (decrease) in cash and cash equivalents		705		(184)
Cash and cash equivalents - beginning of period		615		1,046
Cash and cash equivalents - end of period	$	1,320	$	862

Segment Operating Analysis
(unaudited)

	Quarter ended September 30	
	2011	2010
	(in 000s of Metric Tons)	
Processed volumes		
Oilseeds Processing	7,018	7,075
Corn Processing	6,111	5,834
Wheat and cocoa	1,881	1,885
Total processing volumes	15,010	14,794

	Quarter ended September 30	
	2011	2010
	(in millions)	
Net sales and other operating income		
Oilseeds Processing	$ 8,326	$ 6,091
Corn Processing	3,293	2,155
Agricultural Services	8,666	6,926
Other	1,617	1,627
Total net sales and other operating income	$ 21,902	$ 16,799

Adjusted Earnings Per Share
A non-GAAP financial measure
(unaudited)

	Quarter ended September 30	
	2011	2010
Reported Earnings Per Share (fully-diluted)	$ 0.68	$ 0.54
Adjustments:		
LIFO (credit)/charge (a)	(0.11)	0.12
Debt buyback or exchange costs (b)	0.01	
Loss/(Gain) on interest rate swaps (c)		0.03
Start-up costs (d)		0.03
Adjust quarterly effective tax rate to fiscal year average (e)		(0.05)
Sub-total adjustments	(0.10)	0.13
Adjusted Earnings Per Share (non-GAAP)	$ 0.58	$ 0.67

For reference purposes, adjusted EPS by quarter for fiscal 2011 is as follows:

	Quarters ended				
	Sep'10	Dec'10	Mar'11	Jun'11	FY'11
Reported Earnings Per Share (fully-diluted)	$ 0.54	$ 1.14	$ 0.86	$ 0.58	$ 3.13
Adjustments:					
LIFO (credit)/charge (a)	0.12	0.25	0.04	(0.05)	0.35
Start-up costs (d)	0.03	0.02	0.02	0.02	0.09
Gain on Golden Peanut revaluation (f)		(0.07)			(0.07)
Gain on Gruma bank share sale (g)				(0.07)	(0.07)
Debt buyback or exchange costs (b)				0.01	0.01
Loss/(Gain) on interest rate swaps (c)	0.03	(0.05)	(0.01)		(0.03)
Adjust quarterly effective tax rate to fiscal year average (e)	(0.05)	(0.09)	(0.06)	0.20	0.00
Early debt remarketing dilution impact (h)			0.04		0.04
Sub-total adjustments	0.13	0.06	0.03	0.11	0.32
Adjusted Earnings Per Share (non-GAAP)	$ 0.67	$ 1.20	$ 0.89	$ 0.69	$ 3.45

(a) The Company's pretax changes in its LIFO reserves during the quarter, tax effected using the Company's U.S. effective income tax rate.
(b) The pretax costs incurred to extinguish or modify the Company's outstanding debt prior to maturity, tax effected using the Company's U.S effective income tax rate.
(c) The losses or gains on changes in fair value of certain financial instruments that were held as de-designated accounting hedges for long-term debt that was re-marketed in fiscal 2011, tax effected at the Company's U.S. effective income tax rate.
(d) The costs incurred related to the Company's new bioproducts plants included in Corn Processing, tax effected using the Company's U.S. effective income tax rate.
(e) The impact to each quarter's EPS if the fiscal year 2011 final effective income tax rate of 33% were used each quarter.
(f) The gain on the revaluation of the Company's equity interest in Golden Peanut as a result of the acquisition of the remaining 50% interest, tax effected at the Company's U.S. effective income tax rate.
(g) The Company's portion of its equity investee Gruma's gain on the disposal of assets, tax effected at the Company's U.S. effective income tax rate.
(h) The impact of applying the if-converted method of calculating diluted EPS to the 44 million shares issued in Q4 fiscal 2011. The if-converted method assumed that the shares were outstanding at the beginning of the third quarter of fiscal 2011.

Adjusted EPS is ADM's fully diluted EPS after removal of the effect on EPS of certain specified items as more fully described above. Management believes that Adjusted EPS is a useful measure of ADM's performance because it provides investors information about ADM's operations allowing better evaluation of ongoing business performance. Adjusted EPS is a non-GAAP financial measure and is not intended to replace or be an alternative to EPS, the most directly comparable GAAP financial measure, or any other measures of operating results under GAAP. Earnings amounts in the tables above have been divided by the company's diluted shares outstanding for each respective quarter in order to arrive at an adjusted EPS amount for each specified item.